UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number ______________

Zentek Ltd.
(Exact name of Registrant as specified in its charter)

Ontario, Canada	2890	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

210-1205 Amber Drive
Thunder Bay, ON P7B 6M4
844-730-9822
(Address and telephone number of Registrant's principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, no par value	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[  ] Yes  [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[  ] Yes  [  ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  [  ]

†	The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

Zentek Ltd. (the "Company", the "Registrant") is a Canadian public issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement and the Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management's expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical facts, contained in documents incorporated by reference in this Registration Statement that address activities, events or developments that management of the Company expect or anticipate will or may occur in the future are forward-looking statements.  Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Generally, these forward-looking statements are based on expectations, estimates and projections as at the date of this Registration Statement or the dates of the documents incorporated by reference, as applicable. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends", or variations of such words and phrases, or stating that certain actions, events or results "may" or "could", "would", "should", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, plans and future actions of the Registrant; statements relating to the business and future activities of the Registrant after the date of Annual Information Form included as Exhibit 99.106 to this Registration Statement; market position, ability to compete and future financial or operating performance of the Registrant after the date of the Annual Information Form included as Exhibit 99.106 to this Registration Statement; statements based on the audited and unaudited financial statements of the Registrant; anticipated developments in operations; the timing and amount of funding required to execute the Registrant's development and business plans; intellectual property expenditures; capital and exploration and development expenditures; the effect on the Registrant of any changes to existing legislation or policy; government regulation of patent law or mining operations; the length of time required to obtain permits, certifications and approvals; markets for the Registrant's graphene related products and the ability to supply those markets; environmental risks; the availability of labour; estimated budgets; currency fluctuations; requirements for additional capital; government regulation; limitations on insurance coverage; the timing and possible outcome of litigation in future periods; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; planned business activities and planned future acquisitions; the adequacy of financial resources; and other events or conditions that may occur in the future.

Forward-looking statements are based on the beliefs of the Registrant's management, as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation those risks outlined under the heading "Risk Factors" in the Registrant's Annual Information Form, included as Exhibit 99.106 to this Registration Statement.

The list of risk factors set out in this Registration Statement and the document incorporated by reference is not exhaustive of the factors that may affect any forward-looking statements of the Registrant. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Registration Statement generally and certain economic and business factors, some of which may be beyond the control of the Registrant, including, among other things, potential director or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak, and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. In addition, recent unprecedented events in the world economy and global financial and credit markets as a consequence of the COVID-19 outbreak have resulted in high market and commodity volatility and a contraction in debt and equity markets, which could have a particularly significant, detrimental, and unpredictable effect on forward-looking statements. The Registrant does not intend and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Registrant's securityholders should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant currently prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.174, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.174, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included in the Annual Information Form included as Exhibit 99.106.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists, as of March 31, 2021, information with respect to the Registrant's known contractual obligations (in thousands):

Payments due by period
		Less than				More than
Contractual Obligations	Total	1 year		1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$-	$-		$-	$-	$-
Capital (Finance) Lease Obligations	$836	$295		$541	$-	$-
Operating Lease Obligations	$-	$-	$		-	$-
Purchase Obligations	$-	$-		$-	$-	$-
Other Long-Term Liabilities Reflected on Balance Sheet	$-	$-		$-	$-	$-
Total	$836	$295		$541	$-	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.

By:	/s/ Brian Bosse
Name: Brian Bosse
Title: Chief Financial Officer

Date: February 25, 2022

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

EXHIBIT	DESCRIPTION

99.1	News Release dated February 4, 2020

99.2	News Release dated February 4, 2020

99.3	Management Discussion and Analysis for the period ended December 31, 2019

99.4	Certification of Interim Filings by CFO dated February 28, 2020

99.5	Certification of Interim Filings by CEO dated February 28, 2020

99.6	Unaudited Condensed Interim Consolidated Financial Statements for the periods ended December 31, 2019 and December 31, 2018

99.7	News Release dated March 2, 2020

99.8	News Release dated March 26, 2020

99.9	News Release dated April 30, 2020

99.10	News Release dated May 8, 2020

99.11	News Release dated June 8, 2020

99.12	News Release dated June 9, 2020

99.13	News Release dated June 11, 2020

99.14	Material Change Report dated June 12, 2020

99.15	News Release dated June 15, 2020

99.16	News Release dated June 17, 2020

99.17	News Release dated June 29, 2020

99.18	Report of Exempt Distribution dated July 7, 2020

99.19	News Release dated July 6, 2020

99.20	News Release dated July 9, 2020

99.21	News Release dated July 14, 2020

99.22	Material Change Report dated July 16, 2020

99.23	Class 1 and Class 3B Reporting Issuers dated July 27, 2020

99.24	Audited Consolidated Financial Statements for the years ended March 31, 2020 and March 31, 2019

99.25	Class 1 and Class 3B Reporting Issuers dated July 27, 2020

99.26	Management Discussion and Analysis for the year ended March 31, 2020

99.27	Certification of Annual Filings by CFO dated July 27, 2020

99.28	Certification of Annual Filings by CEO dated July 27, 2020

99.29	News Release dated July 30, 2020

99.30	News Release dated August 6, 2020

99.31	Notice of Meeting and Record Date dated August 11, 2020

99.32	Management Discussion and Analysis for the period ended June 30, 2020

99.33	Certification of Interim Filings by CFO dated August 27, 2020

99.34	Certification of Interim Filings by CEO dated August 27, 2020

99.35	Unaudited Interim Condensed Consolidated Financial Statements for the period ended June 30, 2020 and June 30, 2019

99.36	Request for Financial Statements dated August 28, 2020

99.37	Notice of Meeting dated August 18, 2020

99.38	Management Information Circular dated August 18, 2021

99.39	Form of Proxy for Annual General Meeting to be held on September 28, 2020

99.40	Confirmation of Mailing dated August 28, 2020

99.41	News Release dated September 22, 2020

99.42	News Release dated September 22, 2020

99.43	Material Change Report dated September 22, 2020

99.44	News Release dated September 28, 2020

99.45	News Release dated September 30, 2020

99.46	Material Change Report dated September 30, 2020

99.47	News Release dated October 9, 2020

99.48	News Release dated October 15, 2020

99.49	News Release dated November 9, 2020

99.50	News Release dated November 12, 2020

99.51	Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2020 and September 30, 2019

99.52	Certification of Interim Filings by CFO dated November 24, 2020

99.53	Certification of Interim Filings by CEO dated November 24, 2020

99.54	Management Discussion and Analysis for the period ended September 30, 2020

99.55	News Release dated November 30, 2020

99.56	Material Change Report dated November 30, 2020

99.57	News Release dated December 7, 2020

99.58	News Release dated December 8, 2021

99.59	News Release dated December 29, 2020

99.60	Material Change Report dated December 29, 2020

99.61	Material Change Report dated December 29, 2020

99.62	News Release dated December 30, 2020

99.63	News Release dated January 13, 2021

99.64	News Release dated January 18, 2021

99.65	News Release dated January 20, 2021

99.66	Material Change Report dated January 13, 2021

99.67	Material Change Report dated January 18, 2021

99.68	News Release dated February 4, 2021

99.69	Material Change Report dated February 4, 2021

99.70	News Release dated February 24, 2021

99.71	Management Discussion and Analysis for the period ended December 31, 2020

99.72	Certification of Interim Filings by CFO dated February 26, 2021

99.73	Certification of Interim Filings by CEO dated February 26, 2021

99.74	Unaudited Interim Condensed Consolidated Financial Statements for the period ended December 31, 2020 and December 31, 2019

99.75	News Release dated March 2, 2021

99.76	News Release dated March 3, 2021

99.77	News Release dated March 17, 2021

99.78	News Release dated March 4, 2021

99.79	News Release dated March 24, 2021

99.80	News Release dated March 25, 2021

99.81	News Release dated March 26, 2021

99.82	News Release dated March 30, 2021

99.83	News Release dated April 1, 2021

99.84	News Release dated April 5, 2021

99.85	News Release dated April 9, 2021

99.86	Warrant Indenture dated April 8, 2021

99.87	News Release dated April 13, 2021

99.88	Form 45-106F1 Report of Exempt Distribution dated April 19, 2021

99.89	Material Change Report dated April 19, 2021

99.90	News Release dated May 3, 2021

99.91	Certification of Annual Filings by CFO dated May 6, 2021

99.92	Certification of Annual Filings by CEO dated May 6, 2021

99.93	Annual Information Form for the year ended March 31, 2020

99.94	News Release dated June 1, 2021

99.95	News Release dated June 4, 2021

99.96	News Release dated June 16, 2021

99.97	News Release dated June 17, 2021

99.98	News Release dated June 30, 2021

99.99	Notice of Meeting and Record Date dated July 19, 2021

99.100	Management Discussion and Analysis for the period ended March 31, 2021

99.101	Certification of Annual Filings by CFO dated July 28, 2021

99.102	Certification of Annual Filings by CEO dated July 28, 2021

99.103	Class 1 and Class 3B Reporting Issuers dated July 28, 2021

99.104	Audited Consolidated Financial Statements for the years ended March 31, 2021 and March 31, 2020

99.105	Class 1 and Class 3B Reporting Issuers dated July 28, 2021

99.106	Annual Information Form for the year ended March 31, 2021

99.107	Certification of Filings with voluntarily filed by CFO dated July 30, 2021

99.108	Certification of Filings with voluntarily filed by CEO dated July 30, 2021

99.109	Notice of Meeting dated August 19, 2021

99.110	Management Information Circular dated August 19, 2021

99.111	Form of Proxy for Annual General Meeting to be held on September 27, 2021

99.112	Consent Letter dated August 19, 2021

99.113	News Release dated August 25, 2021

99.114	Form of Proxy for Annual General Meeting to be held on September 27, 2021

99.115	News Release dated August 26, 2021

99.116	Management Discussion and Analysis for the period ended June 30, 2021

99.117	Certification of Interim Filings by CFO dated August 27, 2020

99.118	Certification of Interim Filings by CEO dated August 27, 2020

99.119	Unaudited Interim Condensed Consolidated Financial Statements for the period ended June 30, 2021 and June 30, 2020

99.120	News Release dated September 3, 2021

99.121	News Release dated September 14, 2021

99.122	News Release dated September 20, 2021

99.123	News Release dated September 22, 2021

99.124	News Release dated September 23, 2021

99.125	News Release dated September 27, 2021

99.126	News Release dated September 27, 2021

99.127	News Release dated October 4, 2021

99.128	News Release dated October 4, 2021

99.129	News Release dated October 6, 2021

99.130	News Release dated October 13, 2021

99.131	News Release dated October 14, 2021

99.132	News Release dated October 21, 2021

99.133	News Release dated October 27, 2021

99.134	News Release dated October 28, 2021

99.135	News Release dated November 2, 2021

99.136	Material Change Report dated November 2, 2021

99.137	News Release dated November 4, 2021

99.138	Material Change Report dated November 4, 2021

99.139	Certificate of Amendment dated October 28, 2021

99.140	News Release dated November 9, 2021

99.141	News Release dated November 11, 2021

99.142	News Release dated November 16, 2021

99.143	Underwriting Agreement dated November 22, 2021

99.144	Qualification Certificate dated November 22, 2021

99.145	Preliminary Short Form Prospectus dated November 22, 2021

99.146	Receipt of the Ontario Securities Commission for the Preliminary Short Form Prospectus dated November 22, 2021

99.147	News Release dated November 24, 2021

99.148	News Release dated November 29, 2021

99.149	Management Discussion and Analysis for the period ended September 30, 2021

99.150	Certification of Interim Filings by CFO dated November 29, 2021

99.151	Certification of Interim Filings by CEO dated November 29, 2021

99.152	Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2021 and September 30, 2020

99.153	News Release dated November 30, 2021

99.154	Amended and Restated Management Discussion and Analysis for the period ended September 30, 2021 dated December 20, 2021

99.155	Certification of Refiled Interim Filings by CFO dated December 23, 2021

99.156	Certification of Refiled Interim Filings by CEO dated December 23, 2021

99.157	Amended and Restated Unaudited Interim Condensed Consolidated Financial Statements for the period ended September 30, 2021 and September 30, 2020

99.158	News Release dated December 23, 2021

99.159	Material Change Report dated December 23, 2021

99.160	Amended and Restated Underwriting Agreement dated December 23, 2021

99.161	License and Supply Agreement dated December 24, 2021

99.162	Final Short Form Prospectus dated December 23, 2021

99.163	Consent Letter of Underwriter's Legal Counsel dated December 24, 2021

99.164	Consent Letter of Issuer's Legal Counsel dated December 24, 2021

99.165	Consent Letter of Auditor dated December 23, 2021

99.166	Receipt of the Ontario Securities Commission for the Short Form Prospectus dated December 24, 2021

99.167	News Release dated January 4, 2022

99.168	Material Change Report dated January 4, 2022

99.169	News Release dated January 11, 2022

99.170	News Release dated January 14, 2022

99.171	News Release dated January 17, 2022

99.172	Proforma Capitalization Table for the period ended September 30, 2021

99.173	News Release dated February 18 2022

99.174	Consent of McGovern, Hurley, Cunningham, LLP